UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                                  BLUEFLY, INC.
                    -----------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    096227103
                    ----------------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 2002
                              --------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 36 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP No. 096227103                                          Page 2 of 36 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                         QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[___]
                                                     b.[ X ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  22,825,650
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                   22,825,650
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        22,825,650**

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                         [ X ]

13       Percent of Class Represented By Amount in Row (11)

                                          81.72%**

14       Type of Reporting Person (See Instructions)

                  OO; IV

---------------
** See Item 6

                                  SCHEDULE 13D

CUSIP No. 096227103                                          Page 3 of 36 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [___]
                                                     b. [ X ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [___]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  22,825,650
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                   22,825,650
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            22,825,650**

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [ X ]

13       Percent of Class Represented By Amount in Row (11)

                                            81.72%**

14       Type of Reporting Person (See Instructions)

                  PN; IA

---------------
** See Item 6

                                  SCHEDULE 13D

CUSIP No. 096227103                                          Page 4 of 36 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [___]
                                                     b. [ X ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [__]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  22,825,650
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   22,825,650
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            22,825,650**

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [ X ]

13       Percent of Class Represented By Amount in Row (11)

                                            81.72%**

14       Type of Reporting Person (See Instructions)

                  CO

---------------
** See Item 6

                                  SCHEDULE 13D

CUSIP No. 096227103                                          Page 5 of 36 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [___]
                                                     b. [ X ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [___]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  22,825,650
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                   22,825,650
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            22,825,650**

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [ X ]

13       Percent of Class Represented By Amount in Row (11)

                                            81.72%**

14       Type of Reporting Person (See Instructions)

                  OO; IA
---------------
** See Item 6

                                  SCHEDULE 13D

CUSIP No. 096227103                                          Page 6 of 36 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [___]
                                                     b. [ X ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [___]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  746,885
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                   746,885
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            746,885**

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            6.81%**

14       Type of Reporting Person (See Instructions)

                  OO
---------------
** See Item 6

                                  SCHEDULE 13D

CUSIP No. 096227103                                          Page 7 of 36 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [___]
                                                     b. [ X ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [__]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  23,572,535
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    0
  Each
 Reporting                 9        Sole Dispositive Power
  Person                                   23,572,535
  With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,572,535**

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [___]

13       Percent of Class Represented By Amount in Row (11)

                                            82.70%**

14       Type of Reporting Person (See Instructions)

                  IA

---------------
** See Item 6

                                                              Page 8 of 36 Pages


     This Amendment No. 14 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 14 supplementally amends the initial statement on Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 14 is being filed by the Reporting Persons to report that QIP (as defined herein) and SFM Domestic Investments (as defined herein) have entered into an agreement with the Issuer as described herein, whereby QIP and SFM Domestic Investments each purchased from the Issuer shares of preferred stock as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

             (i) Quantum Industrial Partners LDC ("QIP");

             (ii) QIH Management Investor, L.P. ("QIHMI");

             (iii) QIH Management, Inc. ("QIH Management");

             (iv) Soros Fund Management LLC ("SFM LLC");

             (v) SFM Domestic Investments LLC ("SFM Domestic Investments"); and

             (vi) Mr. George Soros ("Mr. Soros").

     This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments.

Item 3.  Source and Amount of Funds or Other Consideration

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

     QIP expended approximately $2,033,430 of its working capital to purchase the securities reported herein as being acquired since June 21, 2002 (60 days prior to the date hereof). SFM Domestic Investments expended approximately $66,570 of its working capital to purchase the securities reported herein as being acquired since June 21, 2002 (60 days prior to the date hereof).

Item 4.   Purpose of Transaction

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

                                                              Page 9 of 36 Pages


Item 5.  Interest in Securities of the Issuer

     (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 22,825,650 Shares (approximately 81.72% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities (excluding the Series 2002 Preferred Stock) held for the account of
QIP). This number consists of A) 5,287,082 Shares, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock, C) 12,829,524 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock, D) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP, E) 96,830 Shares issuable upon the exercise of Warrant No. 11 held for the account of QIP, F) 58,098 Shares issuable upon the exercise of Warrant No. 13 held for the account of QIP, G) 96,830 Shares issuable upon the exercise of Warrant No. 15 held for the account of QIP, and H) 287,250 Shares issuable upon the exercise of Warrant No. 17 held for the account of QIP.

     (ii) SFM Domestic Investments may be deemed the beneficial owner of 746,885 Shares (approximately 6.81% of the total number of Shares outstanding assuming the exercise and conversion of all the securities (excluding the Series 2002 Preferred Stock) held for its account). This number consists of A) 172,995 Shares, B) 124,701 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for its account, C) 419,666 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for its account, D) 11,887 Shares issuable upon the exercise of warrants held for its account, E) 3,170 Shares issuable upon the exercise of Warrant No. 12 held for its account, F) 1,902 Shares issuable upon the exercise of Warrant No. 14 held for its account, G) 3,170 Shares issuable upon the exercise of Warrant No. 16 held for its account, and H) 9,394 Shares issuable upon the exercise of Warrant No. 18 held for its account.

     (iii) Mr. Soros may be deemed the beneficial owner of 23,572,535 Shares (approximately 82.70% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities (excluding the Series 2002 Preferred Stock) held for the accounts of QIP and SFM Domestic Investments). This number consists of A) 5,287,082 Shares held for the account of QIP, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock held for the account of QIP, C) 12,829,524 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock held for the account of QIP, D) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP, E) 96,830 Shares issuable upon the exercise of Warrant No. 11 held for the account of QIP, F) 58,098 Shares issuable upon the exercise of Warrant No. 13 held for the account of QIP, G) 96,830 Shares issuable upon the exercise of Warrant No. 15 held for the account of QIP, H) 287,250 Shares issuable upon the exercise of Warrant No. 17 held for the account of QIP, I) 172,995 Shares held for the account of SFM Domestic Investments, J) 124,701 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for the account of SFM Domestic Investments, K) 419,666 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for the account of SFM Domestic Investments, L) 11,887 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments, M) 3,170 Shares issuable upon the exercise of the Warrant No. 12 held for the account of SFM Domestic Investments, N) 1,902 Shares issuable upon the exercise of Warrant No. 14 held for the account of SFM Domestic Investments, O) 3,170 Shares issuable upon the exercise of the Warrant No. 16 held for the account of SFM Domestic Investments, and P) 9,394 Shares issuable upon the exercise of Warrant No. 18 held for the account of SFM Domestic Investments.

     (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 22,825,650 Shares held for the account of QIP (assuming the conversion of all the Series A

                                                             Page 10 of 36 Pages


Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 11, Warrant No. 13, Warrant No. 15 and Warrant No. 17 held for the account of QIP).

          (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 746,885 Shares held for its account (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 12, Warrant No. 14, Warrant No. 16 and Warrant No. 18 held for its account).

          (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of 23,572,535 Shares held for the accounts of QIP and SFM Domestic Investments. This number consists of A) 22,825,650 Shares held for the account of QIP (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 11, Warrant No. 13, Warrant No. 15 and Warrant No. 17 held for the account of QIP) and B) 746,885 Shares held for the account of SFM Domestic Investments (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 12, Warrant No. 14, Warrant No. 16 and Warrant No. 18 held for the account of SFM Domestic Investments).

     (c) Except for the transactions described in Item 6 below, which were effected in a privately negotiated transaction, there have been no transactions effected with respect to the Shares since June 21, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

     (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

          (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On August 9, 2002, the Issuer entered into a Series 2002 Preferred Stock Purchase Agreement (the "Purchase Agreement") with QIP and SFM Domestic Investments. Pursuant to the terms of the Purchase Agreement, QIP purchased 2,033.43 shares of the Series 2002 Convertible Preferred Stock, par value $.01 per share ("Series 2002 Preferred Stock") for an aggregate purchase price of $2,033,430, and SFM Domestic Investments purchased 66.57 shares of the Series 2002 Preferred Stock for an aggregate purchase price of $66,570. So long as any shares of the Series 2002 Preferred Stock are owned by QIP, SFM Domestic Investments or their respective affiliates, the Issuer has agreed not to take any action to approve or otherwise facilitate certain change of control transactions, including, but not limited to, a merger or consolidation of the Issuer resulting in a change of control or a sale of substantially all the assets of the Issuer, unless provision has been made for the holders of the Series 2002 Preferred Stock to receive in connection with such transaction an amount in cash equal to $1,000 per share of the Series 2002 Preferred Stock. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of the Purchase Agreement, which is attached in Exhibit EEE and is incorporated herein by reference in response to this Item 6.

                                                             Page 11 of 36 Pages


     Pursuant to the terms of the Certificate of Powers, Designations, Preferences and Rights of the Series 2002 Convertible Preferred Stock (the "Series 2002 Preferred Certificate of Designations") and pursuant to the terms of the Certificate of Correction of Certificate of Powers, Designations, Preferences and Rights of Series 2002 Convertible Preferred Stock (the "Series 2002 Preferred Certificate of Correction"), filed by the Issuer with the Delaware Secretary of the State on August 9, 2002 and August 19, 2002, respectively, the shares of the Series 2002 Preferred Stock are convertible (to the extent stockholder approval is not required by the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time), at the option of the holders thereof, into any equity securities sold by the Issuer for cash in any subsequent round of financing at a conversion price based upon the lowest price per share paid by any investor in such subsequent round of financing. The holders of the Series 2002 Preferred Stock are entitled to a preference on a liquidation, dissolution or winding up of the Issuer equal to $1,000 per share of the Series 2002 Preferred Stock. So long as any shares of the Series 2002 Preferred Stock are outstanding, the approval of the holders of a majority of the shares of the Series 2002 Preferred Stock, voting separately as a class, must be obtained to designate or issue any shares of capital stock of the Issuer, or any rights, warrants or options exchangeable for or convertible into capital stock of the Issuer, ranking pari passu with or senior to the Series 2002 Preferred Stock in the event of a liquidation, dissolution or winding up of the Issuer. The foregoing descriptions of the Series 2002 Preferred Certificate of Designations and Series 2002 Preferred Certificate of Correction do not purport to be complete and are qualified in their entirety by the terms of the Series 2002 Preferred Certificate of Designations and Series 2002 Preferred Certificate of Correction, which are attached in Exhibit FFF and Exhibit GGG, respectively, and are incorporated herein by reference in response to this Item 6.

     Pursuant to the terms of a letter (the "Letter"), dated August 19, 2002, from the Company to QIP and SFM Domestic Investments, the Company has agreed to put forth a proposal seeking stockholder approval of the conversion rights of the Series 2002 Preferred Stock at the Company's next annual or special meeting of stockholders to the extent that stockholder approval of such conversion rights is required by the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time. The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by the terms of the Letter, which is attached in Exhibit HHH and is incorporated herein by reference in response to this Item 6.

     In connection with its purchase of $2,100,000 of shares of the Series 2002 Preferred Stock, QIP and SFM Domestic Investments reduced their standby commitment under the Standby Commitment (a copy of which was previously filed as Exhibit YY to Schedule 13D Amendment No. 11 and is incorporated herein by reference in response to this Item 6) to zero. In connection with the Standby Commitment, QIP and SFM Domestic Investments have agreed with the Issuer to waive the anti-dilution provisions contained in Section 5.8.6. of the Issuer's Certificate of Incorporation (a copy of which was previously filed as Exhibit RR to Schedule 13D Amendment No. 8 and is incorporated herein by reference in response to this Item 6) with respect to the issuance of any additional securities of the Issuer into which the shares of the Series 2002 Preferred Stock are converted, but only if there are no purchasers of securities in such financing other than QIP and SFM Domestic Investments or their respective affiliates and only if none of QIP, SFM Domestic Investments or their respective affiliates invest any additional funds in such financing. The foregoing descriptions of the Standby Commitment and the Certificate of Incorporation do not purport to be complete and are qualified in their entirety by the terms of the Standby Commitment and the Certificate of Incorporation, respectively.

     Except as set forth herein, the Reporting Persons do no have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

     The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 36 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: August 20, 2002                   QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:      /s/  Richard D. Holahan, Jr.
                                                -----------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact

                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:      QIH Management, Inc.,
                                                 its General Partner

                                        By:      /s/  Richard D. Holahan, Jr.
                                                -----------------------------
                                                 Richard D. Holahan, Jr.
                                                 Vice President

                                        QIH MANAGEMENT, INC.

                                        By:      /s/  Richard D. Holahan, Jr.
                                                -----------------------------
                                                 Richard D. Holahan, Jr.
                                                 Vice President

                                        SOROS FUND MANAGEMENT LLC

                                        By:      /s/  Richard D. Holahan, Jr.
                                                -----------------------------
                                                 Richard D. Holahan, Jr.
                                                 Assistant General Counsel

                                        SFM DOMESTIC INVESTMENTS LLC

                                        By:      George Soros
                                                 Its Managing Member

                                        By:      /s/  Richard D. Holahan, Jr.
                                                ----------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact

                                        GEORGE SOROS

                                        By:      /s/  Richard D. Holahan, Jr.
                                                -----------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact

                                                             Page 13 of 36 Pages


                                  EXHIBIT INDEX


EEE.      Form of the Series 2002 Preferred Stock Purchase  Agreement,        14
          dated as of August 9, 2002, between Bluefly, Inc. and the investors listed on Schedule 1 thereto.

FFF.      Form of the  Certificate  of  Powers,  Designations,                29
          Preferences  and Rights of Series 2002 Convertible
          Preferred Stock of Bluefly, Inc.

GGG.      Form  of the  Certificate  of  Correction  of the                   35
          Certificate of Powers, Designations, Preferences and Rights of the Series 2002 Convertible
          Preferred Stock of Bluefly, Inc.

HHH.      Form of letter, dated as of August 19, 2002, between                36
          Bluefly, Inc. and Quantum Industrial Partners LDC.